Filed Pursuant to Rule 424(b)(3)
File Nos. 333-239925 and 811-23590

CPG COOPER SQUARE INTERNATIONAL EQUITY, LLC

SUPPLEMENT TO THE PROSPECTUS

AND STATEMENT OF ADDITIONAL INFORMATION

SEPTEMBER 2024

Class A Units

Class I Units

The information set forth below supplements and supersedes any contrary information contained in the Prospectus and Statement of Additional Information ("SAI"), each dated January 29, 2024, of CPG Cooper Square International Equity, LLC (the "Fund"). Prospective Investors are urged to read carefully the Fund's Prospectus and Limited Liability Company Agreement, as amended and restated from time to time. The Prospectus and SAI, and supplements thereto, are published on the Fund's website (http://www.coopersquarefund.com). The SAI also is available upon request and without charge by writing the Fund at its principal office, or by calling (collect) (212) 317-9200.

Capitalized terms not otherwise defined herein shall have the same meaning as provided in the Prospectus and SAI.

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The Adviser has moved to a new principal office located at 660 Fifth Avenue, New York, New York 10103. Accordingly, all references in the Prospectus and SAI to the offices of the Fund and the Adviser are deleted in their entirety and replaced with the foregoing address. The office telephone number remains (212) 317-9200.

Jeff T. Pond has stepped down from his role as the Principal Accounting Officer of the Fund. Effective September 12, 2024, Trishamarie Chan will become the interim Principal Accounting Officer of the Fund. All references to Mr. Pond's role as the Principal Accounting Officer of the Fund are deleted and replaced with references to Ms. Chan as the Principal Accounting Officer of the Fund.

The following supplements the information (and supersedes any contrary information) contained in the table set forth in the SAI under the section captioned "Information About Each Board Member's Experience, Qualifications, Attributes or Skills" in the section titled "Directors and Officers":

Name, Age, Address and Position(s) with Fund	Term of Office and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Director	Other Directorships/ Trusteeships Held by Director Outside Fund Complex
OFFICER(S) WHO ARE NOT DIRECTORS
Trishamarie Chan (38) Macquarie Asset Management 660 Fifth Avenue New York, New York 10103 Principal Accounting Officer	Term— Indefinite Length—Since September 12, 2024	Associate Director, Macquarie Asset Management (since 2023); Team Lead/Associate Director Commodities & Global Markets, Macquarie Asset Management (2019-2023)	N/A	N/A

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Other than Macquarie Bank Limited ABN 46 008 583 542 ("Macquarie Bank"), any Macquarie Group entity noted in this document is not an authorized deposit-taking institution for the purposes of the Banking Act 1959 (Commonwealth of Australia). The obligations of these other Macquarie Group entities do not represent deposits or other liabilities of Macquarie Bank. Macquarie Bank does not guarantee or otherwise provide assurance in respect of the obligations of these other Macquarie Group entities. In addition, if this document relates to an investment, (a) the investor is subject to investment risk including possible delays in repayment and loss of income and principal invested and (b) none of Macquarie Bank or any other Macquarie Group entity guarantees any particular rate of return on or the performance of the investment, nor do they guarantee repayment of capital in respect of the investment.